[Haynes and Boone, LLP Letterhead]
December 19, 2007
Via Facsimile
and Via EDGAR
Mr. Daniel Morris
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trinity Industries, Inc.
Definitive 14A
Filed April 5, 2007
File No. 001-06903
Dear Mr. Morris:
On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s responses to the letter from the Securities and Exchange Commission (“SEC”) dated December 10, 2007. Based on our conversation on December 14, 2007, I understand that all the SEC’s comments are futures comments, and the Company’s responses reflect this understanding.
The staff’s comments are set forth below, and the Company’s responses are set forth after the staff’s comments.
1.	SEC Comment: While we note your response to prior comment 3, your target range for compensation is extremely broad. For instance, you state that you target base salary between the 25th and 75th percentile. Given the breadth of this range, compensation set at the top of the range would differ widely from compensation set at the bottom of the range. In future filings, please provide additional disclosure explaining how the committee determines where, within the range, its actual compensation will fall for a given year.

Response: In all future applicable filings, the Company confirms that it will explain how the committee determines where, within the range, the actual compensation will fall for a given year.
2.	SEC Comment: Further, please note that prior comment 3 requests additional disclosure explaining why Mr. Stiles and Mr. Menzies received base salaries outside of the specified range. Please confirm that you will provide additional disclosure addressing this deviation and any other deviations in future filings.

Mr. Daniel Morris
December 19, 2007

Response: In all future applicable filings, the Company confirms that it will provide additional disclosure regarding any deviations of compensation outside the specified range.
3.	SEC Comment: We note your response to prior comment 11, please confirm that you will provide disclosure complying with the comment in future filings.

Response: In all future applicable filings, the Company confirms that it will include the requested footnote regarding the extent to which the amounts reported in the Aggregate Balance at last fiscal year end were reported as compensation to the named executive officers in the Summary Compensation Table for prior years.
4.	SEC Comment: While we note your response to our prior comment 12, we re-issue the prior comment. In future filings, please provide additional disclosure explaining your rationale for setting your payment and benefits at the current levels. In so doing, disclose the processes used to determine why the current levels are appropriate and consistent with your compensation objectives.

Response: In all future applicable filings, the Company confirms that it will provide additional disclosure explaining its rationale for setting the payment and benefits at the current levels, including disclosing the processes used to determine why the current levels are appropriate and consistent with the Company’s compensation objectives.
Based on our telephone conversation, I understand the Company should expect to receive a “no further comment letter” as soon as practicable. Please let me know if you have any further questions after reviewing the Company’s responses. You can reach me at 214.651.5587.
Very truly yours,
/s/ W. Scott Wallace
W. Scott Wallace
Direct Phone Number: 214.651.5587
Direct Fax Number: 214.200.0674
scott.wallace@haynesboone.com

cc:	Timothy R. Wallace
Theis Rice
Paul Jolas